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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 11-K

                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002


                                       OR


( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from          to
                                        --------    -------


         Commission file number:  1-6747



                       THE GORMAN-RUPP COMPANY 401(k) PLAN
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                            (Full title of the plan)



The Gorman-Rupp Company          305 Bowman Street       Mansfield, Ohio 44903
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(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



                                  ************

                    The Exhibit Index is located at Page 16.

                              REQUIRED INFORMATION

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.



Financial Statements and Exhibits
---------------------------------

A) The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:

         1) Statements of Net Assets Available for Benefits -- December 31, 2002 and 2001

         2) Statement of Changes in Net Assets Available for Benefits-- Year ended December 31, 2002

         3)       Schedule of Assets (Held at End of Year)

         4)       Schedule of Reportable Transactions


B)       The following exhibits are filed as part of this annual report:

         (23) Consent of Ernst & Young LLP

         (99) Certification Pursuant to 18 U.S.C. Section 1350

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
The Gorman-Rupp Company 401(k) Plan
December 31, 2002 and 2001 and
Year ended December 31, 2002
with Report of Independent Auditors

                       The Gorman-Rupp Company 401(k) Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002




                             CONTENTS

Report of Independent Auditors .....................................  1

Financial Statements

Statements of Net Assets Available for Benefits ....................  2
Statement of Changes in Net Assets Available for Benefits ..........  3
Notes to Financial Statements ......................................  4

Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) ....   9
Schedule H, Line 4(j)--Schedule of Reportable Transactions .........  10

                    REPORT OF INDEPENDENT AUDITORS

Plan Administrator
The Gorman-Rupp Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




June 3, 2003

               The Gorman-Rupp Company 401(k) Plan

             Statements of Net Assets Available for Benefits

                                                        DECEMBER 31
                                                  2002                 2001
                                              -----------          -----------
ASSETS
Investments, at fair value                    $17,991,563          $18,800,590

Receivables:
 Employer contribution                             42,203               52,396
 Participants contribution                        193,418              240,336
 Accrued interest                                   8,667                8,864
                                              -----------          -----------
Total receivables                                 244,288              301,596
                                              -----------          -----------
Net assets available for benefits             $18,235,851          $19,102,186
                                              ===========          ===========

See accompanying notes to financial statements.

                       The Gorman-Rupp Company 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Investment (loss) income:
 Net depreciation in fair value of investments                   $ (2,776,130)
 Interest and dividends                                               397,280
                                                                 ------------
                                                                   (2,378,850)

Contributions:
 Participants                                                       1,756,831
 Employer                                                             397,782
 Rollovers                                                             75,402
                                                                 ------------
                                                                    2,230,015

Transfer from Flo-Pak, Inc. 401(k) Plan and Trust                     272,565
                                                                 ------------

Total additions                                                       123,730

DEDUCTIONS
Benefits paid to participants                                         990,065
                                                                 ------------

Net decrease                                                         (866,335)

Net assets available for benefits:
 Beginning of year                                                 19,102,186
                                                                 ------------
 End of year                                                     $ 18,235,851
                                                                 ============

See accompanying notes to financial statements.

                       The Gorman-Rupp Company 401(k) Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of The Gorman-Rupp Company 401(k) (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield, Industries, and Ramparts Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Subsequent to the acquisition of Flo-Pak, Inc. by the Company in March 2002, Flo-Pak, Inc. 401(k) Plan and Trust was merged into the Plan, effective as of the close of business on October 31, 2002.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective August 1, 2000, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan.

Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Effective August 1, 2000, employer contributions are restricted to the Gorman-Rupp Company Common Stock Fund. Participants may change their investment options daily.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       The Gorman-Rupp Company 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as quoted in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Upon retirement, death, or termination of employment, a participant will receive a lump-sum amount equal to the vested value of his or her account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

                The Gorman-Rupp Company 401(k) Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan's year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:


                                                                  NET
                                                              DEPRECIATION
                                                             IN FAIR VALUE
                                                             OF INVESTMENTS
                                                             --------------

   Common stock                                               $  (989,636)
   Shares of registered investment companies                   (1,786,494)
                                                              -----------
                                                              $(2,776,130)
                                                              ===========

                The Gorman-Rupp Company 401(k) Plan

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                      2002              2001
                                                   ----------        ----------
   The Gorman-Rupp Company Common Stock (*)        $6,843,618        $7,425,395
   American Century Income and Growth Fund          2,266,602         2,880,423
   Armada U.S. Government Income Fund               1,044,816
   Armada Money Market Fund                         3,202,502         3,021,544
   AIM Balanced Fund                                1,305,728         1,509,958

   (*) Nonparticipant-directed

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Gorman-Rupp Company Common Stock Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

                                                          DECEMBER 31
                                                     2002              2001
                                                  ----------        ----------
   Net assets:
    Investments, at fair value:
      The Gorman-Rupp Company Common Stock        $6,843,618        $7,425,395
    Contributions receivable                          78,688            97,898
                                                  ----------        ----------
                                                  $6,922,306        $7,523,293
                                                  ==========        ==========

                       The Gorman-Rupp Company 401(k) Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                             2002
                                                          ---------
   Changes in net assets:
    Contributions:
      Participants                                        $ 338,255
      Employer                                              393,699
                                                          ---------
                                                            731,954

    The Gorman-Rupp Company Common Stock dividends          183,873
    Net depreciation in fair value of common stock         (989,636)
    Net transfers to participant directed funds            (280,265)
    Distributions to participants                          (246,913)
                                                          ---------
                                                          $(600,987)
                                                          =========

5. ADMINISTRATIVE COSTS

Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 22, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                       The Gorman-Rupp Company 401(k) Plan

                   EIN:  34-0253990          Plan Number:  005

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                               December 31, 2002

                                                   DESCRIPTION OF
                                                INVESTMENT INCLUDING
                                                 MATURITY DATE, RATE
 IDENTITY OF ISSUER, BORROWER,                     OF INTEREST, PAR                    CURRENT
   LESSOR OR SIMILAR PARTY                        OR MATURITY VALUE      COST(**)       VALUE
------------------------------------------------------------------------------------------------
The Gorman-Rupp Company
 Common Stock(*)                                     291,218 shares    $ 4,888,759  $ 6,843,618
Armada Equity Index Fund(*)                           48,320 shares                     365,781
Armada Money Market Fund(*)                        3,202,502 shares                   3,202,502
Armada Small Cap Value Fund(*)                        33,383 shares                     534,792
Armada U.S. Government
 Income Fund(*)                                      108,835 shares                   1,044,816
American Century Income and
 Growth Fund                                         104,356 shares                   2,266,602
Gabelli Value Fund                                    26,136 shares                     360,939
Janus Fund                                            12,672 shares                     225,821
Janus World Wide Fund                                  5,006 shares                     160,833
AIM Balanced Fund                                     62,745 shares                   1,305,728
White Oak Growth Stock Fund                           18,229 shares                     420,363
Franklin Small-Mid Cap Growth Fund                    28,746 shares                     630,982
Putnam New Opportunities Fund                          9,413 shares                     267,622
Loan Fund(*)                              At interest rates ranging
                                             from 4.25% to 9.5%                         361,164
                                                                                    -----------
                                                                                    $17,991,563
                                                                                    ===========

(*) Indicates party-in-interest to the Plan.

                  The Gorman-Rupp Company 401(k) Plan

                 EIN:  34-0253990          Plan Number:  005

          Schedule H, Line 4(j)--Schedule of Reportable Transactions

                           Year ended December 31, 2002

                                                                                 CURRENT
                                                                                  VALUE
         IDENTITY OF                                                           OF ASSET ON     NET
           PARTY             DESCRIPTION     PURCHASE    SELLING     COST OF   TRANSACTION   GAIN OR
          INVOLVED              OF ASSET       PRICE      PRICE      ASSET         DATE       (LOSS)
--------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5 percent of plan assets

The Gorman-Rupp Company     Common Stock     $ 989,399               $ 989,399   $ 989,399
                                                        $ 581,540      392,442     581,540   $ 189,098

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.

                                  SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      THE GORMAN-RUPP COMPANY 401(k) PLAN

                                      By:      The Gorman-Rupp Company,
                                               as Plan Administrator



Date:    June 23, 2003                By:      /s/ JEFFREY S. GORMAN
                                               -------------------------------
                                               Jeffrey S. Gorman,
                                               Committee Member



Date:    June 23, 2003                By:      /s/ ROBERT E. KIRKENDALL
                                               -------------------------------
                                               Robert E. Kirkendall,
                                               Committee Member



Date:    June 23, 2003                By:      /s/ JUDITH L. SOVINE
                                               -------------------------------
                                               Judith L. Sovine,
                                               Committee Member


                                      By:      /s/ DAVID P. EMMENS
                                               -------------------------------
                                               David P. Emmens,
                                               Committee Member

                                  EXHIBIT INDEX

                                                                Pagination by
Exhibit                                                         Sequential
Number       Description                                      Numbering System
------------------------------------------------------------------------------
  23         Consent of Ernst & Young LLP                           17

  99         Certification Pursuant to 18 U.S.C.                    18
                        Section 1350







                                       16